Fresh Harvest Products, Inc.

280 Madison Ave Suite 1005

New York, NY 10016

T – 212.889.5904 ♦ F- 917.591.1971

www.FreshHarvestProducts.com

November 24, 2008

United States Securities and Exchange Commission

Washington, D.C.

Attn:   Mr. Scott Stringer

Re:   Fresh Harvest Products, Inc.

Form 10-KSB for the fiscal year ended October 31, 2007

Filed  February 13, 2008

Form 10-QSB for the quarterly period ended January 31, 2008

Filed March 24, 2008

File No. 000-51390

Form 10-Q for the quarterly period ended July 31, 2008

Filed September 22, 2008

File No. 000-51390

Dear Mr. Stringer:

We are writing in response to your letter dated October 9, 2008.  We have addressed your comments below and in the amended filings. The proposed amended filings are attached to this letter in pdf format, showing the changes tracked.  Our responses are below in italics.

General

1.  We are in receipt of your response letter dated May 29, 2008.  Please file the response letter over EDGAR, as “correspondence” as soon as possible.  Refer to Regulation S-T.

The letter was filed over EDGAR as “correspondence” on November 24, 2008.

Form 10-KSB October 31, 2007

Statement of Operations, page 35

2.  We note your response to our prior comment 8.  Note that the method you described in calculating the number of shares for EPS calculations is not “weighted average”.  Please revise your financial statements to reflect the weighted average number of shares.  We refer you to the definition of “weighted average number of common shares outstanding” in Appendix E of SFAS 128.

The audited and unaudited statements have been amended to disclose the adjustment.

Statement of Stockholder’s Deficit, page 36

3.  We not your response to our prior comment 3 and the supplemental tabular presentation of stock transactions.  Please differentiate between capital transactions and stock compensation in the table.  Please explain to us your valuation of $0.01 per share in connection with the 14,046,109 shares issued in February 2006 when other shares issuances in January and March 2006 were valued at $1.45 and $1.25 respectively.  Further, please expand your presentation to include all transactions leading up to the current period and provide similar disclosures in accordance with paragraph 11d of SFAS 7 in the filing.

At the end of 2005, just before the operating company merged with the public company, the Company conducted a private placement offering to raise capital at $1.60 per Share.  This offering was conducted from November 2005 through March 2006. A total of $126,000 in gross proceeds was raised.

The Company firmly believed that it was ready to take off, as it was in the final negotiations of merging with the a fully reporting company and we believed that we would be trading on the public markets within several months, the product rollout plan was on track for an early spring launch and there were all ready requests from several stores for the products. We believed that the timing was right and that the organic food industry was about to explode and there were less than a handful of publicly traded organic food company’s.  Based on these beliefs and discussions with our  CFO at the time, we concluded that that a fair valuation was $1.60 per share.

The Company did not yet have sales, but did have an investor lending the Company small amounts of operating capital in the form of non-convertible loans on a regular basis.  The majority of all of the capital invested and loaned to the Company was applied towards the final development, design and the purchase of the products and the related packaging, as well as design of the website, etc. The financing proceeds were not to management and  sales executives’ compensation.  Our initial products  launched included 4 different products, each with more than 4 varieties.

During January 2006 the Company’s private placement,  its efforts to become a trading public company were going slower than expected and we were running out of capital.  We were not able to bring in enough capital to compete or to purchase the products and get them ready for distribution or to pay vendors, package suppliers, salesman and our consultants.

In addition, we owed all of our vendors money and in order to have them continue working with us (designing labels, marketing, website, sales, legal, etc.) we negotiated to have shares issued as payment for their services.  There was no market for the stock (we were not trading at that time) and the company negotiated with each vendor on a separate basis to determine the value of the stock issued in lieu of cash payment of each outstanding debt.

Without issuing shares for services rendered, the Company would have not been able to stay in business.  The vendors took the shares even when there was no market for the stock and no liquidity.

Also, all of our 11 investors in the PPM who invested at $1.60 per share agreed to work on projects for the Company.  This work was paid for by issuing these individuals shares, which, in turn, decreased their average cost basis per share.  This also helped the Company stay afloat as this work needed to be done and we would have owed others the same amounts.  This work was paid for by each individual rendering services to the Company.  For example, two people spent several weekends making deliveries of products to several stores in their area, two others acted as salesmen and sold our products to customers, while another (who is a CPA) consulted with the Company and reviewed several financial documents for the Company.

For the dates October 31, 2005 through current:

Shares Purchased

		Amount	Common Shares	Price of Share
2005	November	$ 7,500	4,688	$ 1.60
	November	$ 7,500	4,687	$ 1.60
	December	$ 15,000	9,375	$ 1.60
	December	$ 15,000	9,375	$ 1.60
	December	$ 15,000	9,375	$ 1.60
	December	$ 15,000	9,375	$ 1.60
2006	January	$ 15,000	9,375	$ 1.60
	February	$ 7,500	4,688	$ 1.60
	February	$ 7,500	4,687	$ 1.60
	February	$ 6,000	3,750	$ 1.60
	March	$ 15,000	9,375	$ 1.60
TOTAL		$ 126,000	78,750

Shares Issued for Services

	Common Shares	Price Paid Per Share	Comp or other expense

Shares Issued November 2005*	11,469	$0.01	Financial consulting expense
Shares Issued December 2005**	158,005	$0.01	Financial and retail consulting expense
Shares Issued January 2006***	344	$0.01	NA
Shares Issued February 2006	14,032,984	$0.01	retail, financial, computer, consulting and compensation expense
Shares Issued March 2006	2500	$0.01	retail consulting expense
Shares Issued April 2006	796,543	$0.01	retail, financial and coffee consulting expense
Shares Issued for SoySlim, May 2006	1,000,000	$0.01	Advertising & Marketing expense
Shares Issued November 2006	32,835	$0.01	selling expense
Shares Issued December 2006	8,300	$0.10	selling expense
Shares Issued January 2007	805,500	$0.10	Compensation and selling expense
Shares Issued June 2007	697,330	$0.11	financial and computer consulting expense
Shares Issued July 2007	1,142,601	$0.15	retail, financial, computer, consulting and warehouse,
			food broker, temporary help and selling expense
Shares Issued November 2007	1,403,832	$0.10	Financial, retail, coffee, label design, legal fees and temporary help
Shares Issued February 2008	166,666	$0.05	Financial consulting – due per contract
Shares Issued June 2008	3,800,000	$0.04	Per contract – brand consultants; sales consulting, warehouse payment

Services include: retail consulting (assist in packaging, design, assist in preparation for presentations to major supermarket chains, etc.); financial consulting (assist in bookkeeping, 10-QSB’s, 10-KSB), coffee consulting expense (assist in the development of our coffee brand; computer consulting (set up and maintain computer network, including server, website, online store, etc.).

Shares Issued for Conversion of Debt to Equity

	$ Amount	Number of Shares Converted Into	Conversion Price
February 2008	$432,000	13,602,000	$0.03	Converted as per contract
February 2008	$318,925	5,737,031	$0.05	Several Shareholders converted as per their contract(s) and/or Loan Agreements with the Company

Compensation Expense

		$ Amount	Common Shares	$value
2008	Michael J Friedman*	$65,000	650,000	$0.10
	Dominick Cingari**	$40,000	400,000	$0.10

2007	Michael J Friedman*	$0	0	0
	Dominick Cingari**	$5,000	500,000	$0.01
	Ryan Trowbridge	$2,750	27,500	$0.01

2006	Michael J Friedman*	$49,563.07	4,965,307	$0.01
	Dominick Cingari**	$16,666.67	1,666,667	$0.01
	Gregory Katsaros	$150	15,000	$0.01

2005	Michael J Friedman	$2,000	6,667	$0.30
	Dominick Cingari	$3,333	33,333	$0.01

2004	Michael J Friedman	$25.956	107,333	$0.24

*Michael J Friedman –  has not accrued any salary or money owed.

**Dominick Cingari – the Company has been accruing salary because the company could not pay him.  The issuances in 2006 and the single issuance in 2007 of shares were given to Mr. Cingari as inducement to remain in the Company while the salary was being accrued and after Mr. Cingari had gone months without receiving any salary or expense money..

Statement of Cash Flows, page 37

4.  We note your response to comment 4 and your representation that the cash flow statements have been revised accordingly.  However, we note that you continue to reflect the line item “stock issued for conversion of debt” as an adjustment in the operating activities section of the cash flow statement within the July 31, 2008 Form 10-Q.  We believe that the line item is a non-cash investing and financing disclosure item rather than a non-cash expense adjustment within the cash flow statements.  Please revise your cash flow statements accordingly.  Refer to paragraph 32 of SFAS 95.

The audited and unaudited statements have been amended to disclose the adjustment.

Form 10-Q For the Nine Month Period Ended July 31, 2008

Balance Sheet, page 4

5.  Please present the balance sheet as of the most recent fiscal year end along side the balance sheet as of July 31, 2008.  Refer to Rule 8-06 of Regulation S-X.

The unaudited statements have been amended to disclose the adjustment.

Statement of Operations, page 5

6.  Please present earning per share data for all periods presented.  Reference is made to paragraphs 36 and 38 of SFAS 128.

The unaudited statements have been amended to disclose the adjustment.

Company Statement

7.  Please provide a Company statement, in your response, acknowledging the three bullet points we described near the end of our prior letter dated April 9, 2008, as we previously requested.

The Company acknowledges the three bullet points near the end of the prior letter dated April 9, 2008, regarding the adequacy and accuracy of the filings and disclosures.

Please advise of the proposed amendments, as attached, adequately address the additional disclosures.  If there are any further questions and/or comments please let me know.

Regards,

/s/ Michael J. Friedman

Michael J. Friedman

President